UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number: 001-33439

CROSSHAIR EXPLORATION & MINING CORP.
(Translation of registrant's name into English)

Suite 1240, 1140 West Pender St.,
Vancouver, B.C. Canada V6E 4G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

The amended and restated Management Discussion and Analysis (“MD&A”) for the year ended April 30, 2007 attached to this Form 6-K was filed by Crosshair Exploration & Mining Corp. (the “Company”) with the securities regulators in Canada on SEDAR. The Company intends to amend its Form 20-F for the year ended April 30, 2007 to incorporate the MD&A therein as well as to address certain comments raised by the staff of the U.S. Securities and Exchange Commission to such Form 20-F as soon as possible following the date of filing of this Form 6-K.

EXHIBIT INDEX

Exhibits

99.1	Cover Letter to Canadian Securities Commissions

99.2	Amended and Restated Management Discussion and Analysis for the year ended April 30, 2007

99.3	Form 52-109F2 Certification of Annual Filings from the CEO

99.4	Form 52-109F2 Certification of Annual Filings from the CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROSSHAIR EXPLORATION & MINING CORP.

Date: April 10, 2008	By:	/s/ Mark J. Morabito
Mark J. Morabito

Chief Executive Officer